FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 1, 2016

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	September 30, 2016	September 16, 2016
Series D	0.23246	September 29, 2016
Series E	0.18188	September 30, 2016
Series F	0.17007	September 29, 2016
Series G	0.207375	September 30, 2016
Series H	0.19528	September 29, 2016
Series I	0.23175	September 30, 2016
Series J	0.21355	September 29, 2016
Series K	0.3125	September 30, 2016
Series M	0.296875	September 30, 2016

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the September 30, 2016 to December 29, 2016 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.91299	3.662	0.22825
Series F	0.66617	2.672	0.16654
Series H	0.76590	3.072	0.19147
Series J	0.83820	3.362	0.20955

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941